Exhibit (d)(4)

SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

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STEWART SIMON and JEFFREY	:
SIMON, individually	:
and on behalf of all those	:	Civil Action No. 2005CV108796
similarly situated,	:
:
Plaintiff,	:
:
v.	:	JURY TRIAL DEMANDED
:

GEORGIA-PACIFIC CORPORATION,

JAMES S. BALLOUN; THOMAS D.

BELL; JON A. BOSCIA;

BARBARA L. BOWLES;

ALSTON D. CORRELL; DONALD V.

FITES; SIR RICHARD V.

GIORDANO; DAVID R. GOODE;

KAREN N. HORN, PHD;

M. DOUGLAS IVESTER; WILLIAM R.

JOHNSON; LOUIS W. SULLIVAN, MD;

LEE M. THOMAS; JOHN D. ZEGLIS;

KOCH INDUSTRIES, INC.; KOCH

FOREST PRODUCTS, INC.; and

GOLDMAN SACHS GROUP, INC.,

: : : : : : : : : : : : : :
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Defendants.	:
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AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief premised on the investigation of their counsel as to all other matters, as follows:

NATURE OF ACTION

1.    Plaintiffs purchased or acquired shares of common stock of Georgia-Pacific Corporation (“GP” or the “Company”) prior to the events giving rise to the allegations herein, and continue to hold such shares.

2. This class action is on behalf of the public shareholders of GP against GP and its board of directors as well as additional parties.    It alleges that the director defendants breached, and are continuing to breach, their fiduciary duties owed to GP’s shareholders through their recommendation of Koch Industries Inc.’s (“Koch”) offer to buy the Company by means of a transaction that does not maximize shareholder value and effected absent a fair process.    In addition, the parties agreed to terms of this going private transaction without performing a meaningful “market check” or auction process as required by law.

3. Specifically, defendants breached their fiduciary duties, in part, in connection with:

(a) the merger agreement entered into by GP, Koch, and Koch Forest Products, Inc., (a Georgia Corporation and indirect wholly-owned subsidiary of Koch (“Purchaser”));

(b) the November 17, 2005 Schedule TO (“Tender Offer Statement”) filed with the SEC by Koch concerning Koch’s announced intent to acquire all of the issued and outstanding shares of common stock of GP at a purchase price of $48.00 per share via a tender offer, (the “Tender Offer”), to be followed by a short form merger squeezing out shares that did not tender (the “Transaction”); and

(c) the November 17, 2005, Schedule 14D-9 filed by GP with the SEC endorsing the Tender Offer though GP’s Board intentionally eschewed a “market check” or auction process aimed at ensuring that GP shareholders received maximum value for their GP shares, in part, because of its purported, yet unfounded, concern that conducting a traditional “market check” might “scare off’ or jeopardize Koch’s offer.

4. The Tender Offer became effective on November 17, 2005, and expires at 12:00 midnight, New York City time, on December 15, 2005, unless extended in accordance with its terms.

5. Plaintiffs also assert claims against Koch, Purchaser, and Goldman Sachs Group, Inc. (“Goldman Sachs”) for aiding and abetting defendants’ myriad breaches of fiduciary duty.

6. As detailed below, Goldman Sachs issued to GP and its stockholders a fairness opinion concerning the Transaction even though Goldman Sachs served as an investment banker to Koch on prior occasions and has assumed multiple roles in the Transaction.

7. Under the terms of the Transaction, Goldman Sachs is occupying the position of the lead deal runner in the Company’s announced tender offer to acquire all of its outstanding debt securities. Further, Goldman Sachs is providing GP with a $500 million line of credit to facilitate the buyback and provide short-term liquidity. As such, Goldman Sachs is earning a fee associated with advising GP on the Transaction, a fee in connection with rendering a purported unbiased “fairness opinion,” millions in investment banking fees associated with the Company’s repurchase of billions in debt securities, as well as earning interest on a $500 million loan to GP.

8. Koch and Purchaser aided and abetted defendants’ breaches of fiduciary duty by structuring the Transaction in manner that is coercive to GP shareholders. In particular, as detailed below, the Tender Offer has a “Top-Up” option that guarantees that Koch will achieve the statutorily required 90% of GP’s outstanding common stock necessary in order to statutorily permit Koch to use a short-form merger even though 90% of GP’s public stockholders might not elect to tender their stock to Purchaser/Koch.

9. The negotiation and structure of the Transaction are the result of an admitted unfair process and a failure to maximize shareholder value; it results in the denial to GP shareholders of important information regarding the value of their shares of GP and renders the Tender Offer coercive to GP’s shareholders. The director defendants’ decision to pursue the Transaction constitutes a breach of their fiduciary duties to plaintiffs and other GP shareholders. Thus, plaintiffs allege that they and other public shareholders of GP common stock are entitled to enjoin the proposed Transaction or, alternatively, to recover damages in the event that the parties consummate the Transaction.

10. Injunctive relief enjoining the Transaction is necessary to ensure that a proper process is implemented that will maximize the sale price of GP and provide GP’s shareholders with a complete remedy and secure for those shareholders their last chance for a maximum control premium, given that the Transaction will result in GP becoming a wholly-owned subsidiary of Koch via Purchaser.

PARTIES

11. Plaintiffs, Stewart and Jeffrey Simon, residents of Kings County, New York, are, and at all relevant times have been, the owners of shares of GP common stock.

12. Defendant GP is a corporation duly organized and existing under the laws of the State of Georgia. The Company maintains its principal executive offices at 133 Peachtree Street, N.E., Atlanta, GA 30303. GP is one of the world’s leading manufacturers and marketers of tissue, packaging, paper, building products and related chemicals. With 2004 annual sales of approximately $20 billion, the company employs 55,000 people at more than 300 locations in North America and Europe. Its familiar consumer tissue brands include Quilted Northern®, Angel Soft®, Brawny®, Sparkle®, Soft ‘n Gentle®, Mardi Gras®, Vanity Fair® and Lotus®, as well as the Dixie® brand of disposable cups, plates and cutlery. In addition, GP’s building products manufacturing business has long been among the nation’s leading suppliers of building products to lumber and building materials dealers and large do-it-yourself warehouse retailers.

13. The defendants listed below serve as directors and/or senior officers of GP:

(a) Director defendant Alston D. Correll has been the Chairman and Chief Executive officer of GP since 1993. He served as the Company’s President from 1991-2002. Mr. Correll has been a GP director since 1992, and his current term ends in 2005. He is also a director of Norfolk Southern Corp., Mirant Corp. and SunTrust Banks, Inc. Mr. Correll will enter into mandatory retirement at the end of 2005.

(b) Director defendant and member of the special committee Lee M. Thomas has been President and Chief Operating Officer of GP since September 2002 and March 2003, respectively. He became a director of the company in May 2002, and his current term ends in 2006. Thomas has led GP’s Building Products, Consumer Products, Paper and Chemicals business units, as well as the Environmental, Government Affairs and Communications staff groups. He joined the company in 1993 after serving in a number of public sector positions, including administrator of the U.S. Environmental Protection Agency from 1985-1989. Thomas is also a director of Airgas, Inc.

(c) Director defendant and member of the special committee Donald V. Fites is retired Chairman and Chief Executive Officer of Caterpillar Inc., Peoria, Ill., a position he held from 1990-1999. He joined GP’s board of directors in 1992, and his current term ends in 2007. He is also a director of AT&T Wireless Services, Inc., ExxonMobil Corp., AK Steel Corp., Oshkosh Truck Corp., and Wolverine World Wide, Inc.

(d) Director defendant and member of the special committee Sir Richard V. Giordano is retired Chairman of BG Group plc, London, a position he held from 1994-2003. He has been a GP director since 1984 and lead director since November 2002. His current term ends in 2006. He is also a director of Rio Tinto plc.

(e) Director defendant M. Douglas Ivester has been President of investment management company Deer Run Investments, LLC, Atlanta, since 2000. He has been a GP director since 1993, and his current term ends in 2006. He served as Chief Executive Officer of The Coca-Cola Co. from 1997-2000 and as President and Chief Operating Officer from 1994-1997. He is also a director of SunTrust Banks, Inc., S1 Corp. and Service Central, Inc.

(f) Director defendant James S. Balloun recently retired as Chairman and Chief Executive Officer of Acuity Brands, Inc., Atlanta, a position he held from 2001-2004. He has been a GP director since 1998, and his current term ends in 2005. Mr. Balloun served as Chairman, Chief Executive Officer and President of National Service Industries, Inc., from 1996- 2001, when it spun off Acuity Brands in a tax-free distribution to shareholders. Balloun is also a director of Radiant Systems, Inc., and Wachovia Corp., and a former director of Acuity Brands, Inc., and McKinsey & Company, Inc.

(g) Director defendant Thomas D. Bell, Jr. has been Vice Chairman, President and Chief Executive Officer of Cousins Properties, Inc., since 2001 and 2002, respectively. He joined GP as a director in 2005. Mr. Bell was Chairman and Chief Executive Officer of Young & Rubicam, Inc., in 2000, President and Chief Operating Officer in 1999, and Chairman and Chief Executive Officer of Young & Rubicam Advertising from 1998-1999. Bell is also a director of Cousins Properties, Inc., Lincoln Financial Group, AGL Resources, Inc., and Regal Entertainment Group.

(h) Director defendant Jon A. Boscia has been Chairman and Chief Executive Officer of Lincoln National Corporation since 2001 and 1998, respectively. He has been a GP director since 2005. From 1998-2001, he served as President of Lincoln National Corporation. Mr. Boscia is also a director of Hershey Foods Corporation.

(i) Director defendant Barbara L. Bowles has been Chairman, Chief Executive Officer, and Chief Investment Officer of investment advisory firm The Kenwood Group, Inc., Chicago, since 1989. She has been a GP director since 2000, and her current term ends in 2007. Bowles served as a director of Fort James Corp. from 1997 until GP acquired the company in 2000. She is also a director of The Black & Decker Corp., Wisconsin Energy Corp., Wisconsin Electric Power Co., Wisconsin Gas Co., Hyde Park Bank of Chicago and Dollar General Corp.

(j) Director defendant David R. Goode has been Chairman, President and Chief Executive Officer of Norfolk Southern Corp., Norfolk, Va., since 1992, and an executive officer of that company since 1985. He joined GP’s board in 1992, and his current term ends in 2007. He is also a director of Norfolk Southern Corp., Norfolk Southern Railway Co., Caterpillar Inc., Delta Air Lines, Inc., and Texas Instruments, Inc.

(k) Director defendant Karen N. Horn, Ph.D. is retired managing director of Marsh Inc., a position she held from 1999 through 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; Chairman and Chief Executive Officer of Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. She is also a director of Eli Lilly and Company and T. Rowe Price Mutual Funds.

(l) Director defendant William R. Johnson has been Chairman, President and Chief Executive Officer of H.J. Heinz Company since September 2000 and an executive officer of that company since 1993. He is also a director of H.J. Heinz Company, Grocery Manufacturers of America, Inc. and Clorox Company, and is a member of the Board of Trustees of the University of Pittsburgh.

(m) Director defendant Louis W. Sullivan, M.D. has been President Emeritus of Morehouse School of Medicine, Atlanta, since 2002. He joined GP’s board of directors in 1993, and his current term ends in 2006. Mr. Sullivan was President of Morehouse School of Medicine from 1993-2002 and was Secretary of the U.S. Department of Health and Human Services from 1989-1993. He is also a director of Bristol-Myers Squibb Co., CIGNA Corp., Equifax Inc., United Therapeutics, Inc., Minnesota Mining & Manufacturing Co. (3M), BioSante Pharmaceuticals, Inc. and Endovascular Instruments, Inc.

(n) Director defendant John D. Zeglis is retired Chief Executive Officer and Chairman of AT&T Wireless Services, Basking Ridge, N.J., a position he held from 1999-2004. He has been a GP director since 2001, and his current term ends in 2005. At AT&T Corp., Zeglis served as President from 1997-2001, preceded by various executive positions, including Vice Chairman, General Counsel, and Senior Executive Vice President. He is also a director of Helmerich & Payne, Inc. and State Farm Mutual Automobile Insurance Company.

14. The director defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant herein, required the director defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

15. Specifically, in exercising the fiduciary duties owed to GP and its shareholders, GP’s directors were, and are, required to: take steps to further the best interests of GP and its public shareholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates (including a market-check); maximize the financial recovery for GP shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of GP and its shareholders; only consent to transactions that are in the financial interest of GP shareholders; and act in good faith in carrying out their obligations to shareholders with due care and information.

16. Because the Transaction is a “going private” transaction, GP’s directors owe stockholders heightened fiduciary duties to ensure that they maximize the value obtained for the enterprise. The failure sufficiently to discharge these mandated duties constitutes a breach of the duties of due care, fair dealing, loyalty, candor and good faith.

17. Koch Industries, Inc., (based in Wichita, Kansas) owns a diverse group of companies engaged in trading, operations and investments worldwide, including a presence in 50 countries in such core industries as trading, petroleum, chemicals, energy, fibers, fertilizers, pulp and paper, ranching, securities and finance. The deal vaults the Wichita (Kansas) conglomerate past Cargill to become the biggest privately held outfit in the U.S., with annual sales of roughly $80 billion and approximately 85,000 employees.

18. Koch Forest Products, Inc. is a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., formed for the exclusive purpose of effecting the Transaction.

19. Goldman Sachs and its subsidiaries operate as investment banking, securities, and investment management business worldwide. The company operates in three segments: investment banking, trading and principal investments, and asset management and securities services. Goldman Sachs’ investment banking segment offers financial advisory services, which comprise advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings, and spin-offs, as well as underwriting services, including public offerings and private placements of equity, equity-related and debt instruments. Goldman Sachs’ asset management and securities services segment provides investment advisory and financial planning services to institutions and individuals, as well as offers prime brokerage, financing services, and securities lending services to mutual funds, pension fiends, hedge funds, foundations, and high-net-worth individuals. Goldman Sachs serves institutions and individuals, including pension funds, governmental organizations, corporations, insurance companies, foundations and endowments, as well as distributes mutual funds and separately managed accounts through brokerage firms, banks, insurance companies, and other financial intermediaries.

CLASS REPRESENTATION ALLEGATIONS

20. Pursuant to O.C.G.A. §9-11-23, plaintiffs bring this action on behalf of a class defined as all persons who owned GP common stock as of November 13, 2005 and their successors in interest, excluding defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants’ actions as are described more fully below (the “Class”).

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States. As of November 14, 2005, GP had approximately 260.31 million shares of common stock outstanding.

23. There are questions of law and fact that are common to the Class and that predominates over questions affecting any individual class member. The common questions include, inter alia, the following:

(a) Whether the Transaction as negotiated and structured denies shareholders information (particularly with respect to validity of the fairness opinion and the value of their shares) necessary to make an informed decision whether to tender their shares;

(b) Whether the director defendants have breached their fiduciary duties owed by them to plaintiffs and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and full disclosure;

(c) Whether plaintiffs and the other members of the Class are being, and will continue to be, irreparably injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

24. Plaintiffs are committed to prosecuting this action and have retained competent counsel whom is experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class.

25. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would in turn establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

26. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

27. Plaintiffs and other members of the Class have no adequate remedy at law.

SUBSTANTIVE ALLEGATIONS

The Transaction

28. On Sunday, November 13, 2005, the Company announced over the PRNewswire that it entered into the Transaction, whereby pursuant to a definite merger agreement, it would be acquired by Koch through Purchaser via the Tender Offer and subsequent execution of a short-form merger.

29. Goldman Sachs acted as GP’s exclusive financial advisor for the Transaction and provided a fairness opinion to the GP Board but has served as a financial advisor to Koch in the past.

30. Under the terms of the Transaction, Koch will launch the cash Tender Offer for all outstanding shares of GP common stock, which commenced on November 17, 2005, followed by a second step cash-out merger at the offer price. Following the Transaction, GP will be operated as a privately held wholly-owned subsidiary of Koch.

31. The total consideration to be paid to holders of GP stock under the terms of the Tender Offer is approximately $13.2 billion and the total Transaction value is approximately $21 billion, which includes the assumption and repayment of certain debt.

32. On November 13, 2005, GP also announced its intention to commence tender offers for approximately $2.6 billion of the Company’s outstanding debt, as well as select debt issued by its subsidiary, Fort James Corporation. In connection with the Tender Offer, the Company also announced that it intends to solicit consents from the holders of such debt in order to eliminate certain restrictive covenants in the indentures governing these debt securities. Goldman Sachs is the lead deal manager on the Company’s repurchase of billions in debt securities.

33. Also on November 13, 2005, GP entered into a $500 million senior unsecured revolving credit facility (the “Revolving Credit Facility”), by and among GP, Goldman Sachs Credit Partners L.P., as administrative agent and sole lead arranger, and the other lenders party thereto. The Company stated that the purpose of this new Revolving Credit Facility is to provide it with short-term borrowing availability while it seeks waivers of default (presumably because execution of the GP-Koch merger agreement is a default-triggering event) from the lenders under its existing $2.5 billion credit facility with Bank of America, N.A. and the other lenders party thereto (the “Existing Credit Facility”), and also under the Company’s accounts receivable securitization program. According to GP’s press release, the Revolving Credit Facility matures upon the earliest to occur of: (1) the date on which the Company receives a valid waiver under its Existing Credit Facility; (2) the effective date of the merger; (3) the date on which the Company obtains a new revolving credit facility; and (4) November 23, 2005. The Revolving Credit Facility is guaranteed by two of the GP’s wholly-owned subsidiaries, Fort James Corporation and Fort James Operating Company. Perhaps, not insignificantly, the administrative agent and sole lead arranger of the Revolving Credit Facility is Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs & Co., which served as the Company’s financial advisor in connection with the Transaction.

34. Also on November 13, 2005, GP entered into an indemnification agreement (“Indemnification Agreement”) with each of its directors conferring “certain rights of indemnification and payment of expenses by the Company.”

THE TENDER OFFER DOCUMENTS

35. GP Board’s decision to the endorse the Tender Offer under the terms presented was, and is, a breach of its fiduciary duty to maximize GP shareholder value, as well evidenced by the information recounted by the Company in the portion of the Schedule 14D-9 detailing the “Background” of the parties communications.

Prior Overture

36. As detailed in the 14D-9, sometime in May 2005, defendant Correll received a telephone call from a private equity firm indicating that it was prepared to consider making an offer for the GP in the low $40 per share range if the Company was interested in pursuing such a transaction.

37. Mr. Correll purportedly consulted with GP’s board of directors and, based on these consultations, indicated that the Company was not interested in pursuing the transaction.

Prior Deals With Koch

38. GP and Koch engaged in prior transactions. In May 2004, the Company sold its stand-alone pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, along with a short-line railroad and the assets of two non-U.S. sales offices, to Koch Cellulose and its subsidiaries for $610 million, including the assumption of $73 million of indebtedness.

Koch And GP Begin To Speak

39. During the summer of 2005, Mr. Correll played golf in Wichita, Kansas with Mr. Charles G. Koch, Chairman and Chief Executive Officer of Koch.

40. Following that meeting, on September 29, 2005, an assistant to Mr. Koch called the office of Mr. Correll to request an appointment with Mr. Correll to discuss a matter of “potential interest” to GP.

41. A meeting of senior management of the two companies was then set for October 5, 2005, at GP’s offices in Atlanta.

42. During the October 2005 meeting, Mr. Koch and other Koch representatives presented information to GP senior management about a potential transaction with Koch. The proposed transaction required GP to spin-off its North American and International Consumer Products businesses and its Bleached Pulp and Paper businesses (together with certain indebtedness and contingent liabilities) to its shareholders. Following the spin-off, Koch would purchase all of the outstanding shares of GP for $7.89 per share (assuming net debt of $4.2 billion and $1.2 billion of contingent costs and liabilities).

43. Koch presented information supporting its opinion that the net value of the businesses spun off to GP’s shareholders would be approximately $38.11 per share (assuming net debt of $3.4 billion and 266 million shares on a fully diluted basis), resulting in a total transaction value of $46 per share.

44. On October 7, 2005, GP’s Chief Financial Officer, Mr. Huff, had a conversation with a representative of Koch’s financial advisor, Citigroup Global Capital Markets Inc. During that conversation, Mr. Huff told the Citigroup representative that after considering Koch’s proposal, GP’s senior management did not think it would be acceptable to the Company’s Board because they were not interested in structuring a transaction that included a spin-off of assets.

45. Later that day, Mr. Steven Feilmeier and Mr. David Park, the Chief Financial Officer of Koch and the Managing Director of Corporate Development for Koch, respectively, called Mr. Huff to inform them that Koch would be prepared to discuss a transaction involving the acquisition of all the outstanding shares of GP.

The $45 Bid

46. On October 20, 2005, Koch sent GP a letter submitting a proposal to acquire all of the outstanding shares of the Company’s common stock for $45.00 per share in cash. GP’s board reportedly convened to discuss the offer and elected to reject it.

47. On October 28, 2005, Mr. Feilmeier, Mr. Park, Mr. Tye Darland (Koch’s General Counsel—Corporate/Commercial), and a representative of Latham & Watkins LLP (Koch’s counsel) met with Mr. Huff, Mr. James Kelley (GP’s General Counsel), and Mr. Kenneth Khoury (GP’s Deputy General Counsel), and a representative of Shearman & Sterling (GP’s counsel) in Atlanta to discuss certain aspects of Koch’s proposal.

Mr. Correll Asks Koch To Make Him an Offer

48. Following that meeting, Mr. Correll called Mr. Koch to suggest that Koch reconsider its proposal “in light of the Company’s upcoming Board meeting.” Mr. Koch “replied that he understood the Board’s response to be a request for Koch Industries’ best and final offer.”

49. On November 1, 2005, representatives of Koch met in person and telephonically with representatives of GP to obtain additional information regarding the Company’s equity capitalization and business and to convey that Koch consider improving its proposal.

50. Later that day, after discussing the situation with the GP’s directors, Mr. Correll called Mr. Koch to confirm that Koch should submit a revised proposal that represented Koch’s best and final proposal to acquire the Company prior to the commencement of the Company’s board meetings starting on November 4. In this way, Mr. Correll represented that the Company wanted to be purchased by Koch and that the Board had effectively put GP up for sale.

51. In response to Mr. Correll’s demand for an “offer,” on November 2, 2005, Koch sent the GP a letter setting forth its best and final proposal to purchase all outstanding shares of the Company’s common stock at a price of $48 per share.

A Special Committee Is Appointed

52. GP’s board considered the offer and elected to appoint a special committee of outside directors comprised of defendants Giordano, Fites and Ivester, and charged it with the duty of “overseeing any discussions between representatives of the Company and Koch Industries.” Presumably, thought not detailed in the 14D-9, the Board appointed a special committee of these three directors because Mr. Correll and other company insiders stood to garner millions of dollars should the Koch offer be accepted.

53. Following several meetings with its advisors, GP’s board elected to accept the offer and the parties executed the merger agreement on November 13, 2005.

The Deal Admittedly Was Not Subject To A “Market Check”

54. Pursuant to the terms of Tender Offer as contained in the 14D-9, the Purchaser will accept for payment and pay $48.00 per share, net to the seller in cash for all shares validly tendered before 12:00 midnight, New York City time, on Thursday, December 15, 2005, unless Purchaser extends the period of time for which the Tender Offer is open.

55. The 14D-9 states:

The Board of Directors of the Company . . . at a meeting held on November 13, 2005, unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and its shareholders. At this meeting, the Board unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

56. The background section of the Transaction recounted in the 14D-9 admits that GP’s “Board determined not to pursue other strategic alternatives.” This constitutes a flagrant violation of director defendants’ duty of care owed to GP stockholders.

57. GP’s board admittedly did not engage any form of “market check” or auction though the Company was for sale and solicited a bid from Koch prior to a Board meeting. Under these circumstances, the director defendants were obligated to protect the interests of the public stockholders and to inform themselves regarding the value of alternatives in order to act in the best interest of the stockholders and to obtain the best value reasonably available for the stockholders on a sale of GP. The Board’s failure to inform itself and investigate available alternative transactions and entering into the Transaction without so informing itself, constitute breaches of fiduciary duties to the public stockholders.

58. The Company stated that it purposely avoided engaging third parties, either formally or informally, because of fear that it would scare away Koch. Further, the Board stated it avoided performing a “market check” because of the “likelihood that Koch Industries would withdraw its offer if the Company pursued an auction or contacted other parties.” However, those purported fears are blatantly unfounded. Koch is one of the World’s largest privately held companies with decades of merger and acquisition experience. It is difficult to imagine that a customary “market check” would be scare of a company like Koch. On the contrary, one would expect that Koch would have anticipated that GP’s board would have fulfilled its fiduciary obligations. Additionally, if, as GP’s board contends, Koch’s offer is the best price available, then by their own admission, they did not expect that a third party could proffer a higher bid.

59. By failing to perform a customary market check, GP’s Board intentionally failed to fulfill their most basic obligation to conduct a full and fair sale process to ensure that the GP shareholders received the highest value reasonably available for their shares. This is especially egregious given that Mr. Correll himself asked Koch to make an offer prior to a GP board meeting, and then he and other members of the board did nothing substantive to ensure that the $48 was the best price available. By their actions, GP and its directors have deprived GP’s stockholders of a fair process for the sale of their shares and the best possible value for those shares in this their last chance to obtain a control premium.

60. A senior mergers and acquisitions partner at Sullivan & Cromwell LLP in New York, Frank Aquila, commented that “to a certain extent, I think Georgia-Pacific might have been a little undervalued in the market because of high energy costs, so that’s a little bit of the premium.” On November 15, 2005, Koch spokeswoman, Mary Beth Jarvis, said “we think they [GP] were undervalued in the marketplace.”

The “Top-Up” Option

61. The Transaction is unfair and coercive to the Class because it provides for a “Top-Up” option.

62. The “Top-Up” option enables Koch to circumvent the rule requiring that it obtain 90% of all shares outstanding via the tender before it can commence a short form merger to squeeze out those shares that elected not to tender. Under the provisions of the “Top-Up” option, if less that 234,278,282 (90% of the shares outstanding prior to the exercise of the Top-Up Option) are tendered to Koch, GP would issue 65,077,300 new shares eligible to vote on the Tender Offer, without any shareholder approval. This would allow Koch to consummate and force through the short-form merger with as few as 227,770,552 tendered shares (or only 87.5% of the outstanding shares prior to the exercise of the Top-Up Option). Accordingly, should a major shareholder elect to resist the Transaction, GP and Koch would still force through the deal regardless of that shareholder’s election not to tender its stock.

63. If the parties exercise the “Top-Up” option, events will promptly occur that will become impossible or extremely difficult to unravel. GP will avoid its obligation to convene a stockholders meeting after the Tender Offer closes and have the stockholders approve the merger with Koch, the 20-day review period would be eliminated, and the GP board would avoid the entire fairness scrutiny it would otherwise be subject to.

64. Shareholders will suffer irreparable harm in that the situation is not unlike a proxy contest, except that here shareholders are required to vote with their tender. “The harm threatened here is to the corporate electoral process, a process which carries with it the right of shareholders to a meaningful exercise of their voting franchise and to a fair proxy contest with an informed electorate.” Packer v. Yampol, 1986 WL 4748 at *11 (Del. Ch. Apr. 18, 1986). In effect, defendants are coercing GP’s shareholders.

Defendant Correll And Other Company Insiders Stand To Earn Hundreds of Millions On The Deal

65. Defendants’ failure to reject the Transaction will ensure their continued positions within the Company but deprive the Company’s public shareholders of the true value that an auction or liquidation would provide.

66. Defendant Correll and other top executives at GP stand to profit handsomely on the Transaction. Indeed, the amount of money Mr. Correll and other insiders stand to make apparently necessitated the appointment of a special committee of disinterested directors of the Board to engage in final negotiation with Koch.

67. Specifically, as detailed in the November 18, 2004 edition of the Atlanta-Journal Constitution:

A.D. “Pete” Correll and other top executives at Georgia-Pacific finally have found that pot of gold at the end of the rainbow.

And it’s a large pot at that — about $222 million in stock-based awards they will receive once the company is sold to Kansas-based Koch Industries sometime next month. That figure doesn’t include taxes and costs.

One of the biggest beneficiaries is Correll, Georgia-Pacific’s longtime chairman and chief executive, who stands to collect nearly $65 million of those awards.

But Correll’s payday won’t end there.

Add in another $84.2 million that he will collect from an additional set of stock awards — plus Georgia-Pacific shares held by him and his family that are valued at $20.4 million — and his total windfall will be nearly $170 million before taxes and the cost of acquiring the shares. Those costs could amount to millions of dollars.

68. In addition, the extravagant change of control packages associated with the Transaction likely provided an irresistible incentive for certain executives, and/or GP board members, to rush the deal through before year-end. For example, on November 19, 2005, The Wall Street Journal reported that Mr. Correll would receive an additional $43.5 million if the Tender Offer was completed prior to his retirement at the end of this year. It was also reported that if the Transaction is consummated “Mr. Correll will step down as CEO but remain chairman of the Georgia-Pacific unit.” In the same article, The Wall Street Journal reported that “Paul Hodgson of the Corporate Library, a corporate-governance advisory firm in Portland, Maine, said these types of payouts are becoming more common as directors dole out shares and other awards for years, often without totaling it up at some point. ‘This calls into question some decisions of the board,’ he said.”

STATEMENTS MADE FALSE AND MISLEADING BY THE OMISSION

OF MATERIAL INFORMATION REGARDING THE TRANSACTION

69. Because the documents filed in support of the Tender Offer (the 14D-1 and 14D-9) did not contain, or materially misrepresented the following information, they were false and misleading as a whole.

70. Specifically, on October 27, 2005, GP announced better than expected third quarter results, with profits coming in at 76 cents per share, above the 70 cent average estimate of 15 analysts surveyed by Thompson Financial. Credit Suisse First Boston analyst, Mark Correlly, stated of the Company’s box business, “[i]n recent quarters, GP had disappointed on a relative basis, but that trend finally ended.” Defendant Correll touted the Company’s prospectus: “We put a lot of pressure on plants to hit their earnings targets.” Deutsch Bank analyst Mark Wilde raised his rating on the Company to “Buy” from “Hold.” Further, he stated “this was a solid quarter... [and] [w]e continued to make progress toward our North America consumer products goal. Our third quarter asset restructuring announcement to move production to newer more efficient machines represents the most recent step in continuing execution of our consumer products strategy.”

71. The Tender Offer documents omit information concerning the recent, positive trends seen in the Company’s business. The Tender Offer documents also fail to discuss what effect the Company’s recently announced September 29, 2005 restructuring program within its North America consumer product segment will have on the Company’s enterprise value going forward. Based on third-quarter earnings and the restructuring program, the Company appears poised to commence a period of growth and profitability.

72. The Tender Offer omits material information concerning GP’s internal estimates that GP’s management reasonably believes achievable going forward and that Goldman Sachs stated it relied on in rendering its fairness opinion.

73. The 14D-9 failed to offer a clear quantification of the benefits to be achieved by GP’s officers and directors pursuant to the Transaction as they related to certain individuals’ employment agreements, stock-options plans, and other forms of remuneration to be obtained should the Tender Offer be completed.

74. The 14D-9 omits material information concerning how the parties arrived at the $48 per share price given that neither GP and/or Goldman Sachs approached third parties to determine whether other potential suitors would be willing to pay a higher price or engaged in a “market check” either before the $48 per share price was agreed to or after the parties agreed to the price.

75. 14D-9 omits material information concerning the circumstances surrounding the reasons why Mr. Correll called and asked Mr. Koch to make him a best and final offer “in light of the Company’s upcoming board meeting” of November 4, 2005.

76. The 14D-9 omits information concerning why Messrs. Correll, Thomas, and other members of management had “potential separate interests,” thereby requiring the formation of a three-person special committee of directors - Giordano, Fites, and Ivestor – to oversee negotiation with Koch.

77. The 14D-9 omits information concerning what, if anything, Messrs. Giordano, Fites, and Ivestor did with respect to negotiating the Transaction or overseeing the negotiations between Mr. Correll and Koch’s representatives and whether Mr. Correll was excluded from discussions effecting his change of control payments.

78. The 14D-9 omits information concerning why the special committee’s duties were limited to “overseeing any discussions between representatives of the company and Koch” and why it was not charged with a more active role given the admission that Mr. Correll and others were perceived to have material interests in the Transaction.

79. The 14D-9 fails to detail what actions, if any, the special committee tools in discharging its duty to oversee the negotiations and whether certain director defendants were excluded from certain aspects of the negotiations.

80. The 14D-9 omits to disclose the circumstances surrounding why the parties elected to implement a “Top-Up” option.

81. The 14D-9 omits to disclose whether GP’s Board considered Goldman Sachs’ former investment banking business with Koch to be a material issue and whether the Board considered retaining an alternative financial advisor - especially since Goldman Sachs held the role as lead deal manager under the Company’s debt repurchase. Defendants relied upon a fairness opinion issued by Goldman Sachs. However, as the defendants knew, or should have known, Goldman Sachs was irreconcilably conflicted because it had done work for Koch and was thereby privy to material information about Koch that is not available to the marketplace because Koch is a private company.

82. Indeed, in 1997, Goldman Sachs placed $50 million of the planned $200 million bonds it had structured on behalf of Koch. In 2005, Goldman acted as exclusive investment advisor for Koch in the sale of its natural gas liquids businesses to ONEOK, Inc for approximately $1.35 billion. Defendants knew, or should have known, that Goldman Sachs had an interest in maintaining its long-term business relationship with Koch that overrides their interest in providing a one-time fairness opinion to GP in a proposed sale to its long-time client.

In relying on such a facially biased adviser to provide it with a purportedly unbiased fairness opinion, defendants breached their fiduciary duties owed to GP’s shareholders

83. The 14D-9 omits material information concerning why GP’s Board of Directors believed “it was unlikely that any party would propose an alternative transaction” given that neither GP nor Goldman Sachs contacted other potential strategic partners.

84. Defendants omitted material information concerning the circumstances behind why defendants purposely failed to perform a “market check” and what information Koch related to GP’s Board that caused GP’s Board to believe that Koch would withdraw its offer if the Company “pursued an auction or contacted other parties.”

85. The 14D-9 omits material information concerning how engaging in an “auction” would disrupt the Company’s business.

86. The 14D-9 omits material information concerning “certain internal financial analyses and forecasts for the Company prepared by its management” that Goldman Sachs received in rendering its fairness opinion. The materiality of these reports is self-evident given that Goldman Sachs’ evaluation of the Company and the $48 per share price was the product of the Company’s self-assessment, not a “market check” or auction process.

87. The 14D-9 omits material information concerning the Company’s asbestos liability and effect that pending legislation will have on the Company. In particular, the overhang of massive asbestos related liability dogs GP’s earnings. The Company has taken significant charges for years as it defends against the claims of approximately 59,700 plaintiffs in asbestos-related cases. The end of GP’s seemingly unlimited exposure to this dilemma may be, however, on the horizon in 2006.

88. In May 2005, the Senate Judiciary Committee approved a measure creating a $140 billion trust fund to compensate victims of asbestos exposure. Both companies accused of exposing people to asbestos and insurance companies will fund the trust. While the actual amount of the fund once enacted into law remains at issue, it appears certain that awards would range from $25,000 to $1.1 million depending on the severity of the illness caused by exposure to the fibrous mineral used to make brake linings, insulation and roofing materials. The Senate measure was approved 13-5 in the Judiciary Committee with three Democrats joining 10 Republicans.

89. According to published reports on November 21, 2005, in 2006, the U.S. Senate will debate and hammer out the contours of the $140 billion trust fund to compensate asbestos-exposure victims and end litigation that has bankrupted more than 70 companies. Senator Frist has labeled it a top priority and President Bush has vowed to sign the bill into law once presented to him.

90. The bill will cap GP’s liability as a “tier two” participant. Accordingly, the amount it would ultimately be liable for will be materially below the Company’s anticipated exposure to asbestos related claims that are both pending and that plaintiffs may bring once they evidence signs of breathing disorders or other signature maladies.

91. The 14D-9 states at several points that the parties assessed the Company’s exposure to liability stemming from myriad asbestos litigation and that this was a factor militating against the Company seeking alternative buyers:

“Likelihood of Alternative Proposals. The Board considered, after discussions with Goldman Sachs and the Company’s senior management, that in light of... (ii) the difficulty for a financial sponsor to structure and secure the necessary equity and debt financing for an acquisition of the Company in view of the size and complexity of the Company’s business (including asbestos-related liabilities)... it was unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its shareholders than the Offer and the Merger.”

92. The 14D-9 further contains numerous explicit references to GP’s asbestos liability and how it factored into both the Transaction’s potential structure and the value assigned to the Company as a total enterprise or in pieces.

93. The 14D-9, however, omits to discuss the effect the passage of the $140 billion bill will have on GP and whether GP or Goldman Sachs modeled the Company’s value premised on the passage of the bill and the concomitant cessation or alleviation of quarterly charges to earnings stemming from asbestos litigation-

94. According to the 14D-9, Goldman Sachs performed a discounted cash flow analysis in coming to its valuation:

Goldman Sachs performed a discounted cash flow analysis on the Company using the Company’s management projections. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2010 based on multiples ranging from 6.0x EBITDA to 7.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 8.0% to 10.0%. The various ranges for discount rates were chosen based on theoretical analyses of cost of capital.

95. Accordingly, it constitutes a material omission to exclude estimates of the Company’s value (either on a discounted cash flow basis or on other grounds) should GP’s liabilities be either capped or materially constrained by the bill. Moreover, the failure to model the Company’s value as if the bill was enacted in its present form or some variation thereof is a breach of fiduciary duty given that the Company’s asbestos liability exposure was a paramount issue during the negotiations and factor in determining GP’s enterprise value.

COUNT I

AGAINST THE GEORGIA PACIFIC DIRECTOR

DEFENDANTS FOR BREACH OF FIDUCIARY DUTIES

96. Plaintiffs hereby repeat and re-allege the allegations above as set forth herein.

97. The director defendants caused GP to enter improperly into the Transaction without ensuring that the $48 Tender Offer price was the best price reasonably available for the stockholders of GP and without having employed an adequate process to ensure that the price obtained was either fair or adequate. Indeed, the director defendants admittedly eschewed a “market check” or auction process even though this is a “going private” transaction whereby GP stockholders are presented with their final chance to receive maximum value for their holdings. Accordingly, plaintiffs are prosecuting this case to ensure that GP’s Board fulfills its requisite fiduciary responsibilities and maximizes the value of GP’s shareholders.

98. The director defendants further breached their requisite fiduciary duties by soliciting a fairness opinion from Goldman Sachs even though Goldman Sachs served as a banker to Koch, served as co-managing underwriter of billions of GP debt securities, and is the lead underwriter of GP’s tender offer for all of its outstanding public debt. In this way, Goldman Sachs stands to garner millions in investment banking fees in connection with the consummation of the Transaction while at the same time rendering a fairness opinion to GP stockholders that the Transaction is fair from a financial standpoint to GP shareholders. Further, Goldman Sachs is providing GP with a $500 million credit facility to facilitate the debt repurchase and will presumably earning interest on the loan. In this way, the Director Defendants breached their duties of care, loyalty, and good faith by failing to retain an independent financial advisor capable of rendering an objective and meaningful fairness opinion to GP stockholders.

99. The director defendants breached their requisite duty of care by grafting a “Top-Up” option onto the Transaction, thereby assuring that Koch will obtain 90% of the Company’s outstanding stock in the Tender Offer - even though less than 90% of the shares may elect to tender - and be able quickly to push through a short-form merger. The imposition of a “Top-Up” option in a going private transaction - where there is a duty to maximize shareholder value in a going private transaction - is inherently unfair to the Class because it renders the proposed Transaction coercive. Indeed, given that this is the shareholders’ final opportunity to garner the best possible return on his or her shares, the “Top-Up” option constitutes an impediment to shareholders’ voting franchise designed to achieve that result.

100. The existence of the “Top-Up” option would allow Koch to consummate and force through the short-form merger with as few as 227,770,552 tendered shares (or only 87.5% of the outstanding shares prior to the exercise of the Top-Up Option). Accordingly, should a major shareholder elect to resist the Transaction, GP and Koch would still force through the deal regardless of that shareholder’s election not to tender its stock.

101. The Transaction unquestionably constitutes a change of control, obligating the director defendants to obtain the best available price and faithfully execute their heightened fiduciary responsibilities. A change of control transaction demands enhanced scrutiny by the Court. The director defendants breached their fiduciary duties by agreeing to a Transaction without a full and thorough investigation of alternative bids and without fairly valuing the Company.

102. By reason of the foregoing acts, practices, and course of conduct by the director defendants, plaintiffs and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of GP’s assets and business and will be prevented from obtaining fair consideration for their shares of GP common stock.

103. The director defendants further breached their respective duties of care and disclosure by filing documents in support of the Tender Offer (the 14D-1 and 14D-9) that did not contain, or materially misrepresented information, as detailed above. This failure to apprise GP’s shareholders of all material facts concerning the Transaction is sufficient reason in and of itself to warrant the preliminary injunctive relief plaintiffs seek.

104. By reason of the foregoing acts, practices, and course of conduct by GP’s directors, plaintiffs and the Class are entitled to preliminary and permanent injunctive relief and declaratory relief, preventing defendants from inequitably and unlawfully depriving them of their right to realize the full and fair value of their stock at a premium over the market price, and compelling defendants to carry out their fiduciary duties to maximize shareholder value.

105. Only through the exercise of this Court’s equitable powers may the plaintiffs and the other members of the Class be fully protected from the immediate and irreparable injury that the defendants’ actions are, and threaten to, inflict upon them.

106. Unless enjoined by this Court, plaintiffs and other members of the Class will suffer irreparable harm through the defendants’ continuing breaches their fiduciary duties owed to plaintiffs and the members of the Class, and/or their aiding, abetting and participation in such breaches of duties, and their prevention the sale of GP at the highest available price and the inevitable resultant loss of a superior, one-time attainable, control premium to which GP’s shareholders are entitled. The fact that GP shareholders can refuse to tender their shares to Koch does not dissolve the irreparable harm because they will be basing their decision upon the board’s unanimous recommendation, a recommendation that is self-interested and was reached without conducting any, let alone an adequate, market check.

COUNT II

AIDING AND ABETTING BREACHES OF

FIDUCIARY DUTY AGAINST GOLDMAN SACHS

107. Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

108. By reason of the foregoing, Goldman Sachs aided and abetted defendants’ breaches of their fiduciary duties to plaintiff and the Class under Georgia common law.

109. Specifically, Goldman Sachs aided and abetted defendants’ breaches by advising GP and issuing a fairness opinion to GP and its shareholders concerning the overall fairness of the Transaction without having performed an adequate “market check” and evaluation of alternative transactions, or performing an auction.

110. Goldman Sachs also aided and abetted defendants’ breaches by issuing to GP and its stockholders a fairness opinion while serving as an investment banker to GP though it has served as an investment banker and advisor to Koch on other transactions.

111. Goldman Sachs further aided and abetted the breaches of fiduciary duty complained of herein by serving as both the issuer of a fairness opinion to GP stockholders and serving as a financier to GP by extending a $500 million credit facility to GP. At the same, Goldman Sachs occupies the role of lead deal runner on GP’s tender to acquire all of its outstanding public debt, thereby earning huge investment banking fees and interest payments while at the same time purportedly issuing an unbiased fairness opinion to GP stockholders.

COUNT III

AIDING AND ABETTING BREACH OF FIDUCIARY

DUTY (ASSERTED AGAINST KOCH AND PURCHASER)

112. Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

113. By reason of the foregoing, Koch and Purchaser aided and abetted defendants’ breaches of their fiduciary duties to plaintiffs and the Class under Georgia common law by structuring the Transaction in the manner detailed above.

114. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, plaintiffs demand judgment as follows:

(a) Declaring that this action is properly maintainable as a class action and certifying plaintiffs as representatives of the Class;

(b) Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed Transaction;

(c) In the event that the proposed Transaction is consummated rescinding it and setting it aside;

(d) Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

(c) Awarding plaintiffs their costs and disbursements, including reasonable allowances for fees of plaintiffs’ counsel and reimbursement of expenses; and

(f) Granting plaintiffs and the Class such other and further relief as the Court may deem just and proper.

Dated: November 22, 2005

CHITWOOD HARLEY HARNES LLP

Martin D. Chitwood
Georgia Bar No. 124950
David A. Bain
Georgia Bar No. 032449
1230 Peachtree Street, NE
2300 Promenade II
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Gregory M. Nespole
Gustavo Bruckner
Iona M. Evans
270 Madison Avenue
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 686-0114

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